UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

ThrillCorp, Inc.
(Exact name of issuer as specified in its charter)

Delaware	32-0474262
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

7380 W. Sand Lake Road, Suite 500
Orlando, FL 32819
(Full mailing address of principal executive offices)

407-468-7131
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

ThrillCorp, Inc. (the "company") was formed as a Delaware corporation on August 28, 2015, to develop and operate a network of vertical entertainment centers across key markets of the United States under license from affiliated companies.

ThrillCorp is conducting an offering of up to 5,000,000 shares of Class B Common Stock for $10 per share pursuant to Regulation A under the Securities Act of 1933, as amended. The company’s offering statement on Form 1-A was qualified by the SEC on June 23, 2016. The net proceeds of the offering, assuming the maximum amount of securities offered are sold, will be approximately $48 million. The company is currently marketing the offering and has not closed any sales under the offering. No sales may be made unless the company reaches the minimum offering amount of $5 million.

The financial statements included in this filing as of and for the six months ended June 30, 2016 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Results of Operations

The company has not yet commenced operations. It will not realize revenues from its own attractions until the first attraction is completed. Each attraction is likely to take at least 24 months from site acquisition and regulatory approvals before it is operational.

ThrillCorp has entered into a Teaming Agreement with other partners to compete for rights to develop 70 acres of prime waterfront real estate controlled by the San Diego Port Authority. The consortium successfully won the competition for development rights in July, subject to final due diligence by the Port Authority. Assuming validation by the Port, the consortium will negotiate a full development agreement that will delineate ThrillCorp equity ownership, product licensing and operating management agreements including compensation and capital contributions. The development approvals process for waterfront real estate is lengthy and can be subject to unexpected delays making it difficult to predict when revenues might be realized, even assuming validation by the Port.

Liquidity and Capital Resources

The company has been initially capitalized through investments of $500,000, and a loan of $200,000 from an affiliated company, Polercoaster LLC, made on October 1, 2015. The principal balance of the loan and accrued interest is payable at the applicable federal rate required by Internal Revenue Code Section 1274 (the “AFR”) and due on September 30, 2018. Any amounts not paid when due are payable at a default rate of 3% above the AFR or the highest rate permitted by applicable law.

Polercoaster LLC, which is controlled by William Kitchen, Michael Kitchen, and David Gust, has agreed to provide additional funding in the form of additional loans if required. ThrillCorp, Inc. has not entered into a written agreement with Polercoaster LLC to provide such potential future funding.

Plan of Operations

The company initially plans to develop attractions in Myrtle Beach, Nashville, and a third to-be-determined location. Each of these sites will require capital expenditures of approximately $35,000,000 to $50,000,000. The company expects the first, a Polercoaster and entertainment complex in Myrtle Beach, to require approximately $50,000,000. The company intends to allocate approximately $12,000,000 to $15,000,000 per site from the proceeds of the offering (assuming that amount is raised), and to seek mortgage financing and project financing for the balance. In the event only the minimum amount is raised in the offering, additional equity financing may be necessary for the first site. The exact amounts required, and the exact amount to be financed with respect to each project, will not be known until final terms of site acquisition and design and engineering are completed. The company has identified sites in each of the markets and is in the process of securing them for development. The company has not yet entered into any obligations with respect to real estate or its related financing.

Assuming that the minimum amount of financing sought in the offering is raised, over the next 12 months the company will finalize terms for one site in Myrtle Beach, Nashville, or third to be determined location, or other market that may yet be identified and seek mortgage financing for that lease as well as project finance and possibly minority partnerships for the remainder of the required funding. Once financing is in place, the company will enter into a contract with ride manufacturers, which will require an initial payment to begin the design and manufacturing of the attraction. Structural design and development planning via contracted providers will also proceed simultaneously. Periodic progress payments for design, engineering, architecture, ride suppliers, structure suppliers, contractors and other vendors will continue until the project is completed and accepted by ThrillCorp.

The company may also deploy a portion of capital raised in the offering against efforts to sell additional shares up to the maximum investment specified for the offering. The company may determine that a highest and best use of capital is expanded marketing of the offering.

Additional project management, finance and administrative staff will be required to execute the company’s plans. Legal, insurance, and other administrative expenses will be incurred in the normal course of start-up and operation. As the development period is expected to be approximately 24 months in duration, costs will be spread over this period. As ThrillCorp is a new entity with no credit history, it may be required to place larger deposits on long-duration work efforts by contractors.

Assuming that the maximum amount of financing sought is raised, over the next 12 months the company will undertake the same activities at an estimated two additional sites. The company will expand its project management team to accommodate the additional workload. Each project will be unique and may require different or additional allocations of capital in the course of development.

Item 2. Other Information

None.

Item 3. Financial Statements

ThrillCorp, Inc.

Balance Sheets as of June 30, 2016 (unaudited) and December 31, 2015 (audited)

	Unaudited	Audited
	June 30, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents	$285,029	$539,902

Noncurrent assets
Project costs	22,625	6,225
Deferred offering costs (Note 2)	214,052	28,621

Total noncurrent assets	236,677	34,846

Total assets	$521,706	$574,748

Liabilities and Stockholders' Equity/(Deficit)

Current liabilities
Accounts payable	$21,980	$33,082

Noncurrent liabilities
Note payable	200,000	200,000
Accrued interest on note	2,734	960

Total non-current liabilities	202,734	200,960

Total liabilities	224,713	234,042

Stockholders' equity
Common stock	384	384
Additional paid-in capital	499,616	499,616
Retained earnings	(203,007)	(159,294)

Total stockholders' equity	296,993	340,706

Total liabilities and stockholders' equity	$521,706	$574,748

ThrillCorp, Inc.

Statements of Operations

For the Six Months Ended June 30, 2016 (unaudited) and the Period from August 28, 2015 Through December 31, 2015 (audited)

	For the Period
	Unaudited January 1, 2016 to June 30, 2016	Audited August 28, 2015 to December 31, 2015

Revenues	$-	$-

Selling, general and administrative	41,939	44,330
Interest expense	1,774	960
Organizational costs		14,004
Write off offering costs		100,000
Total expenses	43,713	159,294
Net income	$(43,713)	$(159,294)

Total weighted average shares	10,383,750	10,115,125

Net loss per common share	$(0.004)	$(0.02)

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

ThrillCorp, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2016 (unaudited) and the Period from August 28, 2015 Through December 31, 2015 (audited)

	For the Period
	January 1, 2016 to June 30, 2016	August 28, 2015 to December 31, 2015

Cash flow from operating activities

Net loss	$(43,713)	$(159,294)

Write off offering costs		100,000
Increase (decrease) in accounts payable	(11,103)	33,082
Increase in interest payable	1,774	960
Net cash provided in operating activities	(53,042)	(25,252)

Cash flow from investing activities
Capitalized project costs	(16,400)	(6,225)
Net cash used in investing activities	(16,400)	(6,225)

Cash flow from financing activities
Proceeds from Class-B common stock offering	-	500,000
Deferred offering costs	(185,432)	(128,621)
Loan from affiliate	-	200,000
Net cash provided by financing activities	(185,432)	571,379

Net increase (decrease) in cash	(254,873)	539,902

Cash - Beginning of period	539,902	-

Cash - End of period	$285,029	$539,902

ThrillCorp, Inc.

Notes to Financial Statements

June 30, 2016 (unaudited)

Note 1 – Organization and Nature of Operation:

ThrillCorp, Inc. (the Company) was formed as a Delaware corporation on August 28, 2015, to be the developer and operator of unique “Thrill City” entertainment complexes in key tourist markets of the United States. The Company operates under exclusive licensed patent rights within its territories.

In 2015, the Company received a $200,000 loan from Polercoaster LLC (an affiliate) and raised $500,000 in equity financing through the sale of Class B common stock. No additional funding has been received through June 30, 2016. The Company intends to raise a minimum of $5 million and a maximum of $50 million through a stock offering in the 3nd quarter of 2016. See Note 6-Subsequent Events.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company is taxed as a C corporation in the United States of America (U.S.). The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizibility of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary. As of June 30, 2016 and December 31, 2015, the Company has not recorded any income tax expense, or any current or deferred income tax assets or liabilities.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. As of December 31, 2015, Management believes that the Company has taken no uncertain tax positions, and therefore no accruals have been made in the financial statements related to uncertain tax positions.

The Company's income tax returns are subject to examination by taxing authorities for a period three years from the date they are filed. Since the Company is in its initial year, no tax years are subject to examination as of December 31, 2015.

Organizational and Offering Costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be carried as a current asset. The deferred offering costs will be charged against the gross proceeds of the offering when received. As of June 30, 2016 and December 31, 2015, the Company had capitalized offering costs of $214,052 and $28,621, respectively.

Earnings per Share

The Company presents basic earnings per share or EPS. Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

Note 3 – Note Payable:

The Company has borrowed two hundred thousand dollars ($200,000) from Polercoaster LLC, an affiliated entity which is owned by three of the Company’s four directors. The note requires no payments until maturity on September 31, 2018. The note bears interest at the mid-term applicable federal rate required by Internal Revenue Code section 1274 (1.77%). As of June 30, 2016 and December 31, 2015, $2,734 and $960 of interest, respectively, had been accrued on the note.

Note 4 – Equity:

The Company is authorized to issue up to 20,000,000 shares of class-A common stock at $0.001 par value per share and 80,000,000 shares of class-B common stock at $0.001 par value per share. Class-A common stock has 10 votes per share voting preference as compared to a one-vote-per share right for class-B common stock. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors.

During the period ended December 31, 2015, 10,000,000 shares of Class-A common stock were issued to William Kitchen, Michael Kitchen, and David Gust in consideration for causing their controlled entities, Polercoaster, LLC and Sky Spire, LLC, to enter into certain agreements with the Company. Polercoaster, LLC and Skyspire, LLC own certain intellectual property relating to thrill rides. Under the agreements, Polercoaster, LLC and Skyspire, LLC granted the Company the right to obtain a license to build and operate thrill rides in Nashville, Tennessee, Myrtle Beach, South Carolina and New Orleans, Louisiana and granted the Company a right of first refusal on additional locations. Both Polercoaster, LLC and Skyspire, LLC are considered related parties to the Company due to three of the Company's four directors owning all of the interests in these two LLC's. Subject to other conditions, the terms require the locations be within a 50-mile radius of each Metropolitan Statistical Area and the thrill rides are to be completed within specified time periods defined in the agreement. Additionally, if the license agreements are consummated, the Company will be obligated to pay a territory fee of $3,000,000 for each location and a monthly royalty fee generally in the amount of $75,000 after the opening of the attraction, which will increase at the lesser of annual changes in CPI-U as defined or 3% per year.

Note 5 – Commitments:

The Company entered into an agreement with CrowdfundX in connection with marketing services on behalf of the Company. The total fees for services are expected to be $225,000, of which $150,000 were incurred as of June 30, 2016.

Note 6 – Subsequent Events:

ThrillCorp was qualified by the Securities and Exchange Commission on June 23, 2016 to commence sales of shares of the company under a Regulation A Tier 2 offering of up to 5,000,000 shares of Class B equity at a price of $10.00 per share. The minimum offering is for 500,000 shares and the maximum offering is for 5,000,000 shares. If completed, the offering would raise a minimum of $5,000,000 and a maximum of $50,000,000 in capital for the Company. The company is actively engaged in sale of shares to the public. As of the date of this financial disclosure, insufficient shares had been subscribed to reach the minimum offering amount.

ThrillCorp has entered into a Teaming Agreement with other partners to compete for rights to develop 70 acres of prime waterfront real estate controlled by the San Diego Port Authority. The consortium successfully won the competition for development rights in July, subject to final due diligence by the Port Authority. Upon validation by the Port, the consortium will negotiate a full development agreement potentially including ThrillCorp equity, licensing fees and operating management contracts for a Skyspire tower to be located in the project.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Certificate of Incorporation	1-A	2.1	March 10, 2016
2.2	Bylaws	1-A	2.2	March 10, 2016
4	Form of Subscription Agreement	1-A	4	March 10, 2016
6.1	Option and Right of First Refusal Agreement with Polercoaster, LLC	1-A	6.1	March 10, 2016
6.2	Option and Right of First Refusal Agreement with Skyspire, LLC	1-A	6.2	March 10, 2016
6.3	Stock Purchase Agreement with William Kitchen, Michael Kitchen, and David Gust	1-A	6.3	March 10, 2016
6.4	Stock Purchase Agreement with Robert Christoph, Jr.	1-A	6.4	March 10, 2016
6.5	Stock Purchase Agreement with Robbins Stage Trust	1-A	6.5	March 10, 2016
6.6	Stock Purchase Agreement with Mac One Realty Partners, LLC	1-A	6.6	March 10, 2016
6.7	Unsecured Promissory Note with Polercoaster, LLC	1-A	6.7	March 10, 2016
6.8	Broker Dealer Services Agreement with FundAmerica Securities LLC.	1-A/A	6.8	March 29, 2016
8	Escrow Services Agreement with FundAmerica Securities, LLC	1-A/A	8	March 29, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2016.

THRILLCORP, INC.

By: /s/ David Gust

Name: David Gust
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Gust

David Gust, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Director

Date: September 27, 2016

/s/ William Kitchen

William Kitchen, Chairman of the Board of Directors

Date: September 27, 2016

/s/ Michael Kitchen

Michael Kitchen, Chief Development Officer, Director

Date: September 27, 2016

/s/ Robert Christoph, Jr.

Robert Christoph, Jr., Director

Date: September 27, 2016